

07001669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN & COMPANY INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON (City) NEW JERSEY (State) 08534-3201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY V. BRUNO, CPA (718) 273-3362
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUNO, CICERO & LOVERDE CPA'S P.C.
(Name – *if individual, state last, first, middle name*)

1336 FOREST AVENUE (Address) STATEN ISLAND (City) NY (State) 10302 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

AB 3/9

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN + COMPANY INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Joan M Chandler

Notary Public

JOAN M. CHANDLER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 23, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


Bruno
Cicero &
LoVerde, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the accompanying statements of financial condition of H. Rivkin and Company, Inc. as of December 31, 2006 and December 31, 2005 and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above, presents fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 - 12 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruno, Cicero + Lo Verde

BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 5, 2007

1336 Forest Ave • Staten Island, NY 10302 • Tel: (718) 273-3362 • Fax: (718) 273-7681 • Fax: (718) 273-4262

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2006	December 31, 2005
CURRENT ASSETS		
Cash	$ 121,741	$ 5,330
Brokers' receivable	-	168,937
Inventory - securities	340,565	231,822
Deferred tax asset	832	57,188
Total Current Assets	463,138	463,277
PROPERTY, PLANT and EQUIPMENT		
Machinery and equipment	28,248	28,248
Furniture and fixtures	18,375	18,375
	46,623	46,623
Less: accumulated depreciation	46,623	46,623
Total Property, Plant and Equipment	-	-
TOTAL ASSETS	$ 463,138	$ 463,277

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Income tax payable	3,958	500
Payroll taxes payable	553	8,325
Accrued expenses	9,239	8,100
Total Current Liabilities	13,750	16,925
LONG TERM LIABILITIES		
STOCKHOLDERS' EQUITY		
Common stock - par value $.01		
Authorized - 200,000 shares		
Issued - 25,500 shares	-	-
Outstanding - 25,000 shares	25,000	25,500
Additional paid-in capital	194,159	194,159
Retained earnings	230,229	226,693
Total Stockholders' Equity	449,388	446,352
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 463,138	$ 463,277

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

END